For Institutional Investors

UCR vs. Alternative Products

MACRO Securities Depositor, LLC, a Delaware limited liability company which is acting as the depositor for the
Claymore MACROshares Oil Up Holding and Tradeable Trusts, has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting
EDGAR on the SEC web site at www.sec.gov. Alternatively, MACRO Securities Depositor, LLC, any
underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free (800) 345-7999. You may also request a copy of the prospectus by accessing the Claymore
MACROshares web site at www.claymoremacroshares.com.

These materials may contain "forward-looking statements," including projections, forecasts and estimates.
These forward-looking statements are based upon certain assumptions. Actual events are difficult to predict and may differ from those assumed herein. Accordingly, there can be no assurance that the estimated returns or outcomes described herein can be realized, that the factual assumptions upon which forward-looking statements are based will materialize or that actual results will not be materially different than those presented herein. “Standard & Poor’s” and “S&P” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by MacroMarkets LLC. None of the financial products described herein that are based upon one or more S&P/Case-Shiller Home Price Indices are sponsored, endorsed, sold or promoted by S&P, and
S&P makes no representation regarding the advisability of investing in such products.

Disclaimer

Oil Purchasers

Those that are naturally exposed to increases in oil prices due to the nature of their business;
businesses that have oil-dependent products, such as shipping or paper companies; individuals who are exposed to increases in energy prices (reduce volatility of earnings).

Oil Bulls

Investors that have a positive long-term outlook on oil prices.

Oil Traders

Market makers that would like to add exposure, take curve positions, find alpha, or hedge their position in alternative ways.

Long-Term Longs

Buyers that would like to hold oil as part of their long-term asset allocation strategy without need for oversight or management.

Over-the-Counter Issuers of Index-Linked Bonds

For use as a reference security (no hedging maintenance, high correlation to NYMEX West Texas Oil
Futures Contract, long-term in nature).

Isolate idiosyncratic exposures in the energy sector

Allows the market to add oil exposure to existing portfolios without stock market beta.

Who Should Consider UCR?

Futures

Futures are market instruments often used for short-term trading and hedging.

Futures use leverage

One can lose more than the original investment unless the
investor chooses to fully collateralize their investment.

Margin considerations

As the value of the futures account changes, margin
requirements are maintained daily.

Liquidity must be available to remain in a long- term
futures position.

Roll maintenance

Requires active oversight and management

Can be costly to maintain positions

There can be sharp changes around rolls

An investor may find that the new front month oil futures
contract is higher in price.  Investors who would like to
maintain a position in futures for a longer period of time
will have to pay the difference in price of the new contract to remain long.

Tax Considerations

Participants in the futures market pay 60% long-term and
40% short-term capital gains tax regardless of the holding
period.

For existing positions, an investor may be required to pay
capital gains tax on the unrealized gains of the position if there is a positive mark-to-market at the end of the year.

MACROSHARES

MACROSHARES are designed for long-term investments. UCR is
similar to a constant maturity future (as long as 20 years)

No leverage and margin considerations

MACROSHARES are fully collateralized, margin accounts
and leverage considerations do not apply.

No physical delivery

The reference futures contract automatically changes with
no roll cost from the front-month to the following month at
approximately the same time that the highest volume of
the NYMEX trading also switches out of the front month.

No roll maintenance

UCR trades like an equity on the AMEX. There is no
oversight of oil exposure required. An investor can easily
hold this instrument as a long-term investment while still
accruing additional income through a dividend.

Tax Considerations

For long-term holding periods, the income on UCR is
taxed as interest income, and the gains related to
movements in the reference oil futures price are taxed as
long-term capital gains. If the position is held short-term, short-term capital gains taxes are incurred.

Portions of the underlying assets for UCR include T-bills
which are taxed at the federal level, but are exempt from
state and local income tax.  UCR also includes cash and
overnight repurchase agreements that are taxed at the
federal, state, and local level.  Income used to pay fees are subject to tax.  The 2% rule applies before taxable
investors can deduct fees from earnings.

Futures vs. MACROsHARES

Price Performance
70
68
66
64
62
60
58
56
UCR
April '07 Contract
May '07 Contract
2/28/2007
3/01/2007
3/02/2007
3/05/2007
3/06/2007
3/07/2007
3/08/2007
3/09/2007
3/12/2007
3/13/2007
3/14/2007
3/15/2007
3/16/2007
3/19/2007
3/20/2007
3/21/2007
3/22/2007
3/23/2007
3/26/2007
3/27/2007
3/28/2007
3/29/2007
3/30/2007

copyright 2007 MACROMARKETS All rights reserved

Example of Futures Investments vs. UCR

If an investor bought the front month futures contract1 on February 28th, they would have to pay $61.79.  On March 20th, the
February futures contract expired at a price of $56.73.  In order to remain exposed to oil futures, the investor would have to pay an additional $2.52 to remain invested.  At the end of March, the front month oil futures contract was selling at a price of  $65.87.
Profit/loss = $65.87 – ($61.79 + 2.52) = $1.56 or a gain of 2.43% for the time period.

If the investor had bought UCR on the same date, they would have paid $65.65.  At the end of January, UCR was selling at a price of $70.00.  Profit/loss = $70.00 - $65.65 = $4.35 or a gain of 6.63%  for the time period.

             1 Front-Month NYMEX West Texas Intermediate Crude Futures Contract on February 28th was the April 07 contract

$2.52 difference at the roll

Exchange-Traded Notes (ETNs)

            Credit Risk

An ETN has credit exposure to the issuer.
Concentration risk may exist with respect to the
underlying obligors included in the portfolio.

            Bond components

ETNs can have interest rate risk if the underlying
assets have longer maturities then cash equivalents.

            Tax Considerations

Treated as capital gains, but not confirmed by tax
opinion as of yet.

MACROSHARES

Like an ETN, MACROSHARES earn income, allow for unique
asset class exposures and have long-term exposures.

Unlike an ETN, MACROSHARES have no credit risk and minimal
interest rate risk, because the trust is fully collateralized with cash equivalent instruments.

The structure of MACROSHARES acts like a mini swaps market
without the intermediaries. The bears earn at the expense of the bulls and vice-versa.  It is a zero sum game plus interest minus expenses.

With the MACROSHARES structure, there is a long and a short
exposure. The value of UCR increases when the value of its
underlying (West Texas Intermediate Crude Futures Contract)
increases.  This is a long position that can be held long-term with no counterparty risk or oversight considerations.

Tax Considerations for UCR

For long-term holding periods, the income on UCR is taxed as interest income, and the gains related to movements in the
reference oil futures price are taxed as long-term capital gains.
If the position is held short-term, short-term capital gains taxes are incurred.

Portions of the underlying assets for UCR include T-bills which are taxed at the federal level, but are exempt from state and local income tax.  UCR also includes cash and overnight
repurchase agreements that are taxed at the federal, state, and local level.  Income used to pay fees are subject to tax.  The 2%
rule applies before taxable investors can deduct fees from
earnings.

ETNS vs. MACROsHARES

Unsecured, unsubordinated debt securities
whose returns are based upon the performance
of a market index minus applicable fees. An ETN
allows for long-term exposure to a variety of
underlying assets.

Long Oil ETFs

Standard ETFs track the underlying by

owning a portfolio of the underlying.  In the

case of oil ETFs, they must own the

reference futures contract. The three

following considerations should be made

when purchasing an ETF instrument:

Although the buyer of the ETF does not get
involved in the oversight and management of
rolling the portfolio of futures, the portfolio
manager of the ETF does.

Investors are subject to any price declines
specific to the maturity of the futures held in
the portfolio.

Oil ETFs are impacted by where the futures
holdings of the underlying portfolio are held
along the futures curve .

MACROSHARES Oil Up (UCR)

UCR provides a means to take a long position that
tracks the upward performance of oil.  The control
of ownership lies with the owner of UCR.  There
are no lending considerations.

UCR prices are not caught up by a specific point
on the curve as the underlying futures are not
held.

UCR is a portfolio of Treasury and overnight
repurchase agreements.

As long as interest rates remain above a certain
level, the investor receives income in addition to
the performance of oil.

Oil ETFs

Derivatives

Swaps

Swaps allow for longer term exposures to a
reference index or security (for example, to benefit
from the upward movement in a reference oil futures
benchmark).

When participating in a swap, one must consider
counterparty risk in the context of their portfolio.

Other considerations for swaps include lack of
liquidity and pricing clarity to the market.

Entry barriers exist for many market participants due
to considerations such as  minimum capital
requirements, valuation infrastructure, and
derivative restrictions.

Calls

In order to Hedge upside oil performance using
calls, an investor would have to enter into a series of
calls for the holding period.  This can be quite
expensive.  For this reason, calls are often used for
short-term hedging and trading uses.

Calls only trade so far out the oil curve, the investor
may not have the option, or pay significant market
impact to participate in a long-term option strategy.

MACROSHARES Oil Up (UCR)

UCR provides long-term exposure to the
reference oil futures contract.

In contrast to swaps, MACROSHARES do not
have counterparty risk as they are exchange
traded securities fully collateralized by short-
term government securities.

Because MACROSHARES are listed on the
AMEX and trade intraday, extensive price clarity
exists.

UCR require no additional oversight or market
tracking to adjust oil futures exposure.  One can
profit from the upward movement of the
reference oil futures contract by purchasing
UCR.

Derivatives vs. MACROSHARES

OIL Sector ETFs vs. MACROSHARES

Sector ETFs

A sector security is a group of stocks in a specific
market or industry group.  The stocks included in
the sector ETFs are a concentrated group of shares
in companies and have significant correlation to the
broad stock market.

The Sector returns have both market exposure and
oil exposure by way of the underlying companies.
Any investment would be indirect.

When adding a new asset class that has a lower
correlation to the existing portfolio, the efficient
frontier shifts up and to the left. (see chart a)  This
means that oil increases return expectations for the
amount of risk that the investor is willing to take.

These sector ETFs may increase in correlation with
the stock market during market downturns.  This is
just when the diversification is needed to protect
portfolios from additional volatility. (see chart b)

MACROSHARE

UCR tracks the performance of oil, not the
companies that are in the oil industry.  As such, UCR
has a higher correlation to oil, and a lower
correlation to the stock market (see chart c).

Efficient Portfolio Frontier With and Without Oil

Expected Annual Return
16%
15%
14%
13%
12%
11%
10%
9%
8%
Standard Deviation of Annual Return
5%
7%
9%
11%
13%
15%
17%
19%
With Oil
W/O Oil
28% Up Oil MACROshares, 115% Stocks, -44% Bonds
21% Up Oil MACROshares, 79% Stocks
100% Stocks
10% Oil MACROshares
40% stocks, 45% bonds, 5% cash
15% Up Oil MACROshares, 53% Stocks, 32% Bonds
Tangency: Rf=6%: 12% Up Oil MACROshares, 36% Stocks, 52% Bonds
50% Stocks, 50% Bonds
9% Up Oil MACROshares, 27% Stocks, 64% Bonds
25% Stocks, 75% Bonds
40% Stocks, 50% Bonds, 10% Cash
100% Bonds

copyright 2007 MACRO MARKETS All rights reserved

Impact of Adding Oil to a Portfolio
(chart a)

UCR v. S&P 500, XLE, WTI Futures
Indexed to 100 @ 2/26/2007
UCR
S&P 500
XLE
WTI
102
101
100
99
98
97
96
95
94
2/26
2/27
2/28
3/1
3/2
3/5
3/6
3/7
3/8
3/9

copyright 2007 MACRO MARKETS All rights reserved

Sector ETFs provided little diversification from the declining market

Performance During Recent Market Downturn

(chart b)

UCR v. WTI Futures
Prices Since Inception of UCR
UCR
WTI Futures
68
66
64
62
60
58
56
54
52
12/4
12/18
1/1
1/15
1/29
2/12
2/26
3/12

copyright 2007 MACRO MARKETS All rights reserved

Performance of MACROSHARES Oil Up

(chart c)